Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

GRAHAM ALTERNATIVE INVESTMENT FUND II LLC

The undersigned, being an authorized person, for the purpose of amending the Certificate of Formation of Graham Alternative Investment Fund  II LLC (the “Company”), pursuant to Section 18-202 of the Limited Liability Company Act of the State of Delaware (the “Act”), does hereby certify as follows:

1.           The name of the limited liability company is Graham Alternative Investment Fund II LLC.

2.           The Certificate of Formation of the Company is hereby amended to add the following section as Article 3 thereof:

Series Limited Liability Company.  The Company is a series limited liability company. Separate and distinct records shall be maintained for each such series and the assets associated with each such series shall be held in such separate and distinct records (directly or indirectly, including through a nominee or otherwise) and accounted for in such separate and distinct records separately from the other assets of the Company, or any other series thereof.  Notice is hereby given that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Company generally or any other series thereof, and none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Company generally or any other series thereof shall be enforceable against the assets of such series.

IN WITNESS WHEREOF, the undersigned authorized person has executed this Certificate on March 28, 2013.

By:	/s/ Robert Murray
Name:	Robert E. Murray
Title:	Chief Operating Officer, Manager